UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Yi-Chung Chao as Director

Dr. Yi-Chung Chao, a director of Regencell Bioscience Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of his resignation from the board of directors for personal reasons on December 20, 2023, effective December 27, 2023. His resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

Appointment of James Wai Hong Chung as Director

On December 28, 2023, the board of directors of the Company appointed James Wai Hong Chung, the Company’s current Chief Operating Officer, as director of the Company, effective the same day, to fill the vacancy resulting from the resignation of Dr. Chao. Mr. Chung will continue to serve as the Company’s Chief Operating Officer.

In connection with his appointment as a director, the Company and Mr. Chung signed an offer letter on December 28, 2023. Pursuant to the offer letter, Mr. Chung will receive an annual director fee of HK$84,000 in cash, payable monthly, and will be reimbursed for reasonable expenses incurred in the performance of his duties.

The foregoing description of the principal terms of the offer letter with Mr. Chung is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Mr. Chung attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

There is no family relationship between Mr. Chung and any of our other officers and directors.

Exhibit No.	Description
10.1	Offer Letter to James Wai Hong Chung, dated December 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2024

Regencell Bioscience Holdings Limited

	By:	/s/ Yat-Gai Au
	Name:	Yat-Gai Au
	Title:	Chief Executive Officer and
Chairman of the Board of Directors

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